UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                       Advance Display Technologies, Inc.
                 -------------------------------------------
                                (Name of Issuer)

                   Common Stock, $.001 par value per share
                   ---------------------------------------
                         (Title of Class of Securities)

                                   007422306 5
                                   -----------
                                 (CUSIP Number)


         S. Lee Terry, Jr., Davis Graham & Stubbs LLP, 1550 17th Street,
                          Suite 500, Denver, CO 80202
                                 (303) 892-9400
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 30, 2003
            -----------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

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CUSIP No.   007422306 5

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Gene W. Schneider

2     Check the Appropriate Box if a Member of a Group

      (a) [X]    (b) [ ]

3     SEC USE ONLY

4     Source of Funds

      PF

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     Sole Voting Power:            15,000,000

8     Shared Voting Power:          5,462,379

9     Sole Dispositive Power:       15,000,000

10    Shared Dispositive Power:     5,462,379

11    Aggregate Amount Beneficially Owned by Each Reporting Person: 20,462,379

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13    Percent of Class Represented by Amount in Row (11):   50.4%

14    Type of Reporting Person

      IN



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Item 1.  SECURITY AND ISSUER

      This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share (the "Common Stock") of Advance Display Technologies, Inc. (the "Company"), whose principal place of business is located at 7334 So. Alton Way, Building 14, Suite F, Englewood, CO 80112.

Item 2.  IDENTITY AND BACKGROUND

a. Name -- Gene W. Schneider

b. Address -- 4643 South Ulster Street, Suite 1300, Denver, CO 80237

c. Occupation-- Mr. Schneider is the Chairman of UnitedGlobalCom, Inc. The principal office of UnitedGlobalCom, Inc. is located at 4643 South Ulster Street, Suite 1300, Denver, CO 80237, and its principal business is as a multi-channel television services provider.

d. During the past five years, Mr. Schneider has not been convicted in any criminal proceeding.

e. During the past five years, Mr. Schneider has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws.

f. Mr. Schneider is a citizen of the United States of America.


Item 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

      On November 25, 2003, the Reporting Person entered into three agreements with the Company to (i) purchase 15,000,000 shares of Series D Convertible Preferred Stock for $.0167 per share, which shares are convertible into the Company's Common Stock, (ii) convert his 420,420 shares of Series C Convertible Stock into the same number of shares of the Company's Common Stock, and (iii) exchange his promissory notes from the Company in the aggregate principal amount and interest of $1,799,170.00 for the Company's Series F Preferred Stock, which is non-voting, non-convertible and not considered to be an "equity security" subject to reporting under Section 16(a). The first closing of the purchase of the Series D took place on November 30, 2003, at which time the Reporting Person purchased 3,000,000 shares, or 20%, of the agreed amount. The remaining 80% of the shares of Series D will be purchased no later than February 4, 2003. The Reporting Person converted his Series C Convertible Stock for Common Stock, and exchanged his promissory notes for the Series F Preferred Stock on November 30, 2003.


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Item 4.  PURPOSE OF TRANSACTION

      The beneficial ownership which is the subject of this Schedule was acquired by Mr. Schneider for the purpose of investment. Mr. Schneider has no plan to effect any transaction which would have the effect of, or result in, any of the following:

a. The acquisition by any person of additional securities of the Company (except as described in Item 3 above), or the disposition of securities of the Company, provided, however, that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

c. Any sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Company;

f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

j. Any action similar to any of those enumerated above.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

a. As of the date of the filing of this Schedule, Mr. Schneider is deemed to beneficially own 20,462,379 shares of Common Stock of the Company. Such amount includes 5,462,379 shares of Common Stock owned by G. Schneider Holdings Co., of which Mr. Schneider is a General Partner. G. Schneider Holdings Co. is a Colorado limited liability limited partnership (the "Partnership") with its principal place of business at 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, and its principal business is investment management. Mr. Schneider's beneficial ownership represents 50.4% of the issued and outstanding Common Stock of the Company.

b. Mr. Schneider has the sole power to vote and has sole dispositive right with regard to the 15,000,000 shares of Series D Convertible Stock. Mr. Schneider, as a General Partner of the Partnership, shares the power to vote and dispose of 5,462,379 shares of Common Stock beneficially owned by him.

c. See Item 3.

d. Additional members of the Partnership may receive dividends or proceeds from a portion of the Common Stock which is the subject of this Schedule 13D. Such individuals include immediate members of Mr. Schneider's family.

e. N/A


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      See Item 3. In addition, the Reporting Person is a party to a shareholders agreement dated November 25, 2003, whereby the Reporting Person may be restricted from transferring his shares under certain circumstances.


Item 7:  MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 99. 1 Stock Purchase Agreement by and among the Company and the purchasers of the Series D Convertible Preferred Stock, dated November 25, 2003 filed as Exhibit 2.2 to the Company's Form 8-K dated November 30, 2003 and incorporated herein by reference.

      Exhibit 99.2 Series C Preferred Stock Conversion Agreement by and among the Company and the holders of the Series C Convertible Preferred Stock, dated November 25, 2003 filed as Exhibit 2.3 to the Company's Form 8-K dated November 30, 2003 and incorporated herein by reference.

      Exhibit 99.3 Old Debt Exchange Agreement by and among the Company and certain of the Company's lenders, dated November 25, 2003 filed as Exhibit 2.4 to the Company's Form 8-K dated November 30, 2003 and incorporated herein by reference.

      Exhibit 99.4 Shareholders Agreement by and among the Company and the purchasers of the Series D Convertible Preferred Stock, dated November 25, 2003 filed as Exhibit 2.6 to the Company's Form 8-K dated November 30, 2003 and incorporated herein by reference.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Date: December 31, 2003                   /S/GENE W. SCHNEIDER
                                          ------------------------------------
                                          Gene W. Schneider